

May 26, 2023

Lishan Aklog
Chairman and Chief Executive Officer
Lucid Diagnostics Inc.
360 Madison Avenue, 25th Floor
New York, New York 10017

> **Re: Lucid Diagnostics Inc.**
> **Registration Statement on Form S-3**
> **Filed May 23, 2023**
> **File No. 333-272132**

Dear Lishan Aklog:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Eric Schwartz